EXHIBIT 99.1

NSE: DRREDDY; BSE: 500124; NYSE: RDY

The Board of Directors of the Company in their meeting held on 17th February, 2016 has approved a proposal to buyback Equity Shares of the Company, subject to approval by the shareholders, for an aggregate amount not exceeding Rs. 15,694 million (Rupees fifteen thousand six hundred and ninety four million only) (hereinafter referred to as the “Maximum Buyback Size”) and (being 14.9% of the total paid-up equity capital and free reserves of the Company as on March 31, 2015 (being the date of the last audited accounts of the Company), at a price not exceeding Rs. 3,500 (Rupees three thousand five hundred only) per Equity Share (hereinafter referred to “Maximum Buyback Price” and such Buyback the “Buyback”) from all shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying Equity Shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance and consonance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (“Buyback Regulations”) (including any statutory modification(s) or re-enactment of the Act or Buy-back Regulations, for the time being in force) and the Companies Act, 2013 and rules made thereunder. In accordance with the provisions of Regulation 15(b) of the Buy-Back Regulations, the Buyback shall not be made from the promoters and promoter group of the Company. The Maximum Buyback Size, excludes transaction costs viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty etc (“Transaction Costs”).

The Maximum Buyback price represents 18.6% premium, compared to the average of the weekly high and low of the closing share price of the Company during the last two weeks (i.e. up to February 16, 2016).

The Buyback is proposed on account of the Company’s strong cash flow position and is expected to be EPS accretive contributing to an overall enhancement of value for shareholders going forward.

The proposed Buyback is subject to approval of the shareholders of the Company, by way of a special resolution through postal ballot (including e-voting) and other regulatory approvals, permissions and sanctions, as may be required.

Once approved, the public announcement setting out the process, timelines and other statutory details will be released in due course in accordance with the Buyback Regulations.

The actual number of Equity Shares bought back, will depend upon the actual price, excluding Transaction Costs, paid for the Equity Shares bought back and the aggregate consideration, paid for the Buyback, subject to the Maximum Buyback Size.

At the Maximum Buyback Price and for the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 4,484,049 (“Maximum Buyback Shares”) (comprising around 2.6% of the existing paid-up capital). If the Equity Shares are brought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the indicative Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

The Company shall utilize at least 50% (fifty percent.) of the amount earmarked as the maximum Buyback Size for the Buyback Offer i.e Rs. 7,847 million (comprising around 7.45% of the existing total paid-up equity capital and free reserves of the Company as on March 31, 2015) (“Minimum Buyback Size”). Based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase a minimum of 2,242,024 (comprising around 1.3% of the existing paid-up capital), Equity Shares.

The pre Buyback shareholding pattern of the Company is attached hereto as Annexure A.

The Company has also appointed Kotak Mahindra Capital Company Limited as its Merchant Banker for the Buyback process.

Please note that the Company will provide relevant updates in relation to the Buyback in due course.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.

Annexure – A

Pre Buyback Shareholding Pattern – As of 12-Feb-2016

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoters Holding:
Individuals	9	3,688,528	2.16
Companies	2	39,961,234	23.42

Sub Total	11	43,649,762	25.58

Indian Financial Institutions	36	4,579,455	2.68
Banks	28	266,637	0.16
Mutual Funds	177	5,225,929	3.06

Sub Total	241	10,072,021	5.90

Foreign Holding:
Foreign Institutional Investors	507	60,292,040	35.34
NRIs	4,132	2,081,974	1.22
ADRs	1	29,309,253	17.18
Foreign Nationals	11	5,762	0.00	[1]
Foreign Companies	85	5,006,658	2.94

Sub Total	4,736	96,695,687	56.69

Indian Public & Corporates	104,255	20,190,183	11.83

Total	109,243	170,607,653	100.00

[1]	= 0.003%